Filed by: General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: General Electric Company
Subject Company’s Commission File No.: 001-00035

GE Investment Distributors, Inc. SEC Registered Broker-Dealer - Member FINRA & SIPC	C/O Us Bancorp Fund Services LLC 615 E Michigan Street Milwaukee WI 53202-5210 United States Tel: 800-242-0134

September 21, 2015

RE: IMPORTANT INFORMATION REGARDING YOUR GE STOCK IRA ACCOUNT

Dear GE Stock IRA Account Holder:

We are writing to make you aware of some important information that could affect your GE Stock IRA account. In 2014, General Electric Company (NYSE: GE) completed an initial public offering of its North American Retail Finance business (now Synchrony Financial (NYSE: SYF)). To complete its exit from this business, GE has announced that it is targeting a split-off transaction for the rest of its Synchrony Financial stock holdings later this year, subject to regulatory approvals1. This transaction will involve a tax-free distribution by GE of all its remaining shares of Synchrony Financial common stock to electing GE stockholders in exchange for shares of GE common stock. As a GE stockholder, assuming you take action as described below, you will have the opportunity to participate in this exchange offer should you so choose and tender all or a portion of your shares of GE common stock, and will be provided with the terms of the offer when it is announced.

We are writing to you now, however, because in order to participate in the exchange offer you will need to take action soon with respect to your GE Stock IRA account.  Under the terms of the GE Stock IRA plan, you are only able to hold GE stock in your GE Stock IRA account. Therefore, in order to participate in the exchange offer, you will need to first transfer your GE shares to a brokerage account at another financial institution. This process can often take several weeks.

For your convenience, we have partnered with Fidelity Investments to allow you to open an IRA account with Fidelity in which you can hold shares of Synchrony Financial.  However, simply opening an IRA account with Fidelity does not mean that you have chosen to participate in the exchange offer.  The benefits of moving to a Fidelity Investments IRA include:

•	No annual maintenance fees2: a $25 savings every year as no annual maintenance fee is applied.

•
Simplified account management: Fidelity’s Retirement Distribution Center can help you set up, track, and manage withdrawals from your IRAs, including calculating minimum required distributions and providing the ability to set up automatic distribution plans.

•	Low Cost Trades3 and same-day execution: competitive pricing and the ability to execute trades same-day at your discretion.
•	Ease of transfer: Fidelity Rollover Specialists can walk you through the simple process of opening and transferring your account.
•	Ongoing retirement income planning and guidance: Fidelity’s investment professionals are available to help you review your goals, current portfolio and investment options.

Special welcome offer for GE Stock IRA account holders

Fidelity, America’s #1 IRA provider4, is offering GE Stock IRA account holders free trades for up to one year* when you open a Fidelity IRA account (subject to certain conditions described below, including a minimum account size of $100,000, or six months of free trades with a minimum account size of $50,000). Additionally, if a $15 account termination fee applies to your GE Stock IRA account, Fidelity will reimburse your IRA for this amount.

To talk with a Fidelity Financial Consultant about taking advantage of the fee reimbursement and free trade offer, call 800-343-3548.

You may also register for the free trade offer by visiting fidelity.com/freetrade.

For your convenience, we have enclosed a Fidelity IRA account application, transfer form and other documentation—including IRA Custodial Agreements, Customer Agreement, and core position prospectus and disclosure forms—if you prefer to initiate the transfer of your GE Stock IRA through the mail.

Should you have any questions about this matter, please call a GE Stock IRA shareholder service associate at 800-242-0134.

Sincerely,
GE Investment Distributors, Inc.

Please note that other financial institutions offer similar programs and GE does not sponsor or endorse Fidelity’s offering. Please also note that although these other institutions, including Fidelity, may not charge an annual IRA maintenance fee, their cost to investors to execute securities transactions such as purchases and sales of securities may be higher than those currently being charged through the GE Stock IRA program.

GE Investment Distributors, Inc., a registered broker-dealer and member FINRA & SIPC, is the principal underwriter of the GE mutual funds and a wholly owned subsidiary of GE Asset Management Incorporated, the investment advisor of the funds.

Keep in mind that investing involves risk. The value of your investment will fluctuate over time and you may gain or lose money.

1	The decision to effect a split-off transaction and the timing of any such transaction remains at the sole discretion of GE.

2
There is no cost to open and no annual fee for Fidelity's Traditional, Roth, SEP, and Rollover IRAs. A $50 account close out fee may apply. Fund investments held in your account may be subject to management, low balance and short term trading fees, as described in the offering materials. For all securities, see Fidelity.com/commissions for trading commission and transaction fee details.

3
$7.95 commission applies to online U.S. equity trades in a Fidelity account with a minimum opening balance of $2,500 for Fidelity Brokerage Services LLC retail clients. Sell orders are subject to an activity assessment fee of between ($0.01 to $0.03 of principal). Other conditions may apply. See Fidelity.com/commissions for details.

4	Cerulli Associates’ The Cerulli Edge®—Retirement Edition, third quarter, 2014 based on an industry survey of firms reporting total IRA assets administered for Q2 2014.

Be sure to consider all your available options and the applicable fees and features of each before moving your retirement assets.

Guidance provided is educational.

*Free Trade Offer Rules:

Offer valid for rollover IRA, traditional IRA, inherited IRA, Roth IRA, and SEP-IRA accounts only.  Commission-free trades must be designated to the one account receiving the qualifying assets. The commission-free trades are limited to only online domestic equity trades, and do not include options. Account receiving $50,000 to $100,000 will receive commission-free trading for six months; number of trades not to exceed 60. Account receiving over $100,000 will receive commission-free trading for one year; number of trades not to exceed 100. Assets will be valued at the time Fidelity receives them. Eligible accounts registered for this offer have 90 days to fund this account. New accounts must be opened within 30 days of registering for the offer. This commission-free trade offer is limited to one offer per household. You will not receive cash compensation for any unused commission- free trades; unused trades expire worthless. Employees of Fidelity, its affiliates, and members of their immediate families and households are not eligible for this offer. Fidelity reserves the right to terminate this offer at any time. Other terms and conditions may apply.

Funding must come from an external, non-Fidelity source via any standard monetary transfer method (a standard Transfer of Assets form, check, electronic funds transfer, ADM deposit, etc.); rollovers from a former employer's Fidelity-record kept workplace savings plan are treated as coming from an external source for purposes of this offer.

Non-US residents and persons working for another NYSE member; clients of registered investment advisors working with Fidelity Investments, financial institutions, news or financial information media; or other broker- dealers in securities, commodities, or money instruments, as defined by NYSE Rule 350; are ineligible.

Government officials, including state and local office holders, as well as employees of municipalities, commissions, agencies, public universities, and health care programs that can influence decisions involving Fidelity as a service provider to that public entity are not eligible for this offer.

Fidelity Brokerage Services LLCc, © 2015 FMR LLC. All rights reserved, Member NYSE, SIPC, 900 Salem Street, Smithfield, RI 02917

GE Investment Distributors, Inc., a registered broker-dealer and member FINRA & SIPC, is the principal underwriter of the GE mutual funds and a wholly owned subsidiary of GE Asset Management Incorporated, the investment advisor of the funds.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Synchrony will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus.  There can be no assurances that GE will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, if and when filed, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website.

Forward-Looking Statements

This document contains "forward-looking statements" – that is, statements related to future, not past, events.  In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," or "target."

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•
obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

GE Investment Distributors, Inc., a registered broker-dealer and member FINRA & SIPC, is the principal underwriter of the GE mutual funds and a wholly owned subsidiary of GE Asset Management Incorporated, the investment advisor of the funds.

•
changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC's funding, and GECC's exposure to counterparties;
•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;
•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;
•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;
•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;
•	GECC's ability to pay dividends to GE at the planned level, which may be affected by GECC's cash flows and earnings, financial services regulation and oversight, and other factors;
•	our ability to convert pre-order commitments/wins into orders;
•	the price we realize on orders since commitments/wins are stated at list prices;
•
customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;
•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;
•
adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;
•
our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;
•	the impact of potential information technology or data security breaches; and
•	the other factors that are described in "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements.  We do not undertake to update our forward-looking statements.

608314.3.0

GE Investment Distributors, Inc., a registered broker-dealer and member FINRA & SIPC, is the principal underwriter of the GE mutual funds and a wholly owned subsidiary of GE Asset Management Incorporated, the investment advisor of the funds.

Talking Points Only for Use by Call Center –
Not for Further Distribution

For Reactive Use Only:  Talking points for use in responding to GE Stock IRA account holders’ questions regarding the upcoming share exchange of GE’s common stock for shares of Synchrony Financial that is anticipated to be offered later this year.

Why am I receiving this letter?
In 2014, GE completed an initial public offering of its North American Retail Finance business, Synchrony Financial.
In order to complete its exit from Synchrony Financial, GE has announced that it is targeting a split-off transaction for the rest of its Synchrony Financial stock holdings later this year, subject to regulatory approvals.  The split-off transaction would involve a tax-free distribution by GE of all of its remaining shares of Synchrony Financial common stock to electing GE stockholders in exchange for shares of GE’s common stock.

The purpose of the letter is let you know that there are certain steps that you will need to take with respect to your GE Stock IRA account, which would then allow you to participate in the exchange offering, if and when it is offered by GE.

Under the terms of the GE Stock IRA plan, because you can only hold shares of GE common stock in your GE Stock IRA account, you will need to first transfer your GE shares to a brokerage account at another financial institution in order to participate in any exchange offer for GE common stock. This process can often take several weeks, and therefore, you should act promptly.

What are the details of GE’s exit from its Retail Finance business (Synchrony Financial)?

In 2014, GE completed an initial public offering of its North American Retail Finance business, Synchrony Financial.
In order to complete its exit from Synchrony Financial, GE has announced that it is targeting a split-off transaction for the rest of its Synchrony Financial stock holdings later this year, subject to regulatory approvals.   The split-off transaction would involve a tax-free distribution by GE of all of its remaining shares of Synchrony Financial common stock to electing GE stockholders in exchange for shares of GE’s common stock.

However, the decision to effect such a split-off transaction and the timing of any such transaction remains at the sole discretion of GE.

How does the proposed Synchrony Financial split-off impact my GE Stock IRA account?

Because you hold shares of GE common stock in your GE Stock IRA account, you will have the opportunity to participate in the exchange offering, if and when it is offered by GE.

However, under the terms of the GE Stock IRA plan, you can only hold shares of GE common stock in your GE Stock IRA account.  Therefore, in order to participate in any exchange offer for GE common stock, you would need to first transfer your GE shares to a brokerage account at another financial institution. This process can often take several weeks.

Do I need to participate in the share exchange, and what happens if I do nothing?
Since participation in an exchange offer of this type is voluntary, you are not required to participate in any share exchange.

Should you take no action, the shares of GE stock in your GE Stock IRA account or Fidelity IRA account will not be included in or be affected by any exchange offer.

When can I, as a current GE shareholder, expect to receive notification of the share exchange process and how to participate?
You will receive information on how to participate in the exchange when and if the exchange offer is announced by GE, which could be later this year.  However, the decision to make an exchange offer and the timing of any such transaction remains at the sole discretion of GE.

Can I participate in the share exchange and how and when can I do it?
If you own shares of GE stock either within or outside of your GE Stock IRA account, you will be given the opportunity to participate in the exchange.

However, under the terms of the GE Stock IRA plan, you can only hold shares of GE common stock in your GE Stock IRA account. Therefore, in order to participate in any exchange offer for GE common stock, you will need to first transfer your GE shares to a brokerage account at another financial institution.  Since it may take several weeks to transfer your GE Stock IRA account to a brokerage account, you may want to initiate such transfer to a brokerage account promptly so that you will have the opportunity to participate in the exchange offer.

When and if an exchange offer is announced by GE, you will receive notice of the exchange offer that will inform you on how you can participate.

How can I move my existing GE Stock IRA to a brokerage account at another financial institution?
You will need to contact that financial institution and follow their procedures for opening an account into which you will transfer your assets.

If you do not have an institution in mind, I can put you in touch with Fidelity Investments, which is offering GE Stock IRA account holders free trades for up to one year when you open a Fidelity IRA.

Additionally, if a $15 account termination fee applies to your GE Stock IRA account, Fidelity will reimburse your IRA for this amount upon request.

For more details, including required documentation, regarding this opportunity, please contact a Fidelity Financial Consultant at 800-343-3548.

What are the fees currently associated with my GE Stock IRA account?
The fees currently assessed to your GE Stock IRA account include a $25 annual maintenance fee, and commission fees of three cents a share per transaction on stock purchases and sales.

Do I need to sell my shares of GE stock to transfer my assets to another provider such as Fidelity?
Should you choose to transfer your account to another such provider, your GE shares can be transferred in-kind and will not require the purchase or sale of GE stock during the process.

What are the details of the free trade offer being provided by Fidelity?
The free trade offer being provided by Fidelity, including all eligibility requirements, is described in the letter you received. For more information on the offer, I would be happy to transfer you to a Fidelity representative.

Why have you chosen to promote Fidelity’s services vs. those of other financial institutions?
Please note that other financial institutions offer similar programs and that GE does not sponsor or endorse Fidelity’s offering.
Fidelity’s IRA application is being included solely for your convenience as one alternative option available to you for GE stock ownership on a tax-deferred basis.

If I transfer my account to Fidelity, will a $15 account termination fee apply?
A $15 account termination fee applies only if this transfer represents the closure of your only/last IRA with GE Mutual Funds. If such a fee applies to your account, Fidelity will reimburse your IRA for this amount. The fee would appear on your transaction confirmation statement from GE. Upon verbal request to Fidelity, this amount will be reimbursed and credited to your newly established Fidelity IRA.
If applicable, the termination fee would apply no matter where you transfer your GE Stock IRA.

How do I learn more about Fidelity’s offering?
To learn more about the Fidelity IRA, and how you can take advantage of the fee reimbursement and free trade offer, call and speak with a Fidelity Rollover Specialist at 800-343-3548. You may also register for the free trade offer by visiting fidelity.com/freetrade.

Who do I speak with for assistance in completing the Fidelity IRA account application enclosed in this letter?
For assistance with the application or any other questions you may have about Fidelity’s offering, call and speak with a Fidelity Rollover Specialist at 800-343-3548.

Securities offered through GE Investment Distributors, Inc., a registered broker-dealer and member FINRA & SIPC, a wholly owned subsidiary of GE Asset Management Incorporated.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Synchrony will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Prospectus.  There can be no assurances that GE will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, if and when filed, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website.

Forward-Looking Statements

This document contains "forward-looking statements" – that is, statements related to future, not past, events.  In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," or "target."

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:
•
obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•
changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC's funding, and GECC's exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC's ability to pay dividends to GE at the planned level, which may be affected by GECC's cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•
customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•
adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•
our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements.  We do not undertake to update our forward-looking statements.